Exhibit 12.1

NewMarket Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratios)

	Years Ended December 31,
	2005	2004	2003	2002	2001 (a)
Earnings:
Pretax income from continuing operations before discontinued operations and cumulative effect of accounting changes	$56,952	$44,630	$29,342	$13,269	$(152,691)
Interest expense (net)	16,849	18,254	21,128	25,574	32,808
Portion of rent expense representative of interest factor	5,636	6,438	5,650	4,738	5,687
Amortization of capitalized interest	1,144	1,515	1,498	1,547	1,586

Adjusted pretax income from continuing operations	$80,581	$70,837	$57,618	$45,128	$(112,610)

Fixed Charges:
Interest expense (before deducting capitalized interest)	$16,970	$18,441	$21,236	$25,687	$32,829
Portion of rent expense representative of interest factor	5,636	6,438	5,650	4,738	5,687

Total fixed charges	$22,606	$24,879	$26,886	$30,425	$38,516

Ratio of earnings to fixed charges	3.6	2.8	2.1	1.5	N/A

(a)	Due to a loss for the year ended December 31, 2001, the coverage ratio was less than 1:1. The Company needed to generate an additional $151.1 million in earnings to achieve a coverage ratio of 1:1.